UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Brookfield Asset Management Reinsurance Partners Ltd.

(Name of Issuer)

class A exchangeable limited voting shares

(Title of Class of Securities)

G16169107

(CUSIP Number)

Kathy Sarpash

c/o Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16169107

1	NAMES OF REPORTING PERSONS Mr. Bruce Flatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 904,852(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 904,852(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,852(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This amount includes class A exchangeable limited voting shares (“Class A Shares”) of Brookfield Asset Management Reinsurance Partners Ltd. held directly and indirectly by Mr. Flatt.
(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 10,877,989 as of June 28, 2021.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A exchangeable limited voting shares (the “Class A Shares”) of Brookfield Asset Management Reinsurance Partners Ltd., an exempted company incorporated under, and governed by, the laws of Bermuda (the “Issuer”), with its principal executive offices at 73 Front Street, 5th Floor, Hamilton HM 12 Bermuda.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Mr. Bruce Flatt, a citizen of Canada.

(b)-(c), (f) Mr. Flatt’s principal occupation is that of the director, managing partner and chief executive officer of Brookfield Asset Management Inc. (“BAM”). The principal business address of Mr. Flatt is One Canada Square, Level 25 Canary Wharf, London U.K. E14 5AA.

(d)-(e) During the last five years, Mr. Flatt has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On June 28, 2021, BAM completed a special dividend (the “special dividend”) to the holders of its class A limited voting shares and class B limited voting shares of approximately 10.9 million Class A Shares. In connection with the special dividend, Mr. Flatt received and acquired an aggregate of 904,852 Class A Shares.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Class A Shares that Mr. Flatt may be deemed to beneficially own are held for investment purposes, but in the future, Mr. Flatt may be involved in and may plan for the involvement in any or all of the following:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Any future decision of Mr. Flatt to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by Mr. Flatt to which this Schedule 13D relates is 904,852 shares, constituting approximately 8.3% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 10,877,989 outstanding as of June 28, 2021.

•	Mr. Flatt:

•	Sole voting power to vote or direct vote: 904,852* Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 904,852* Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

* This amount includes Class A Shares held directly and indirectly by Mr. Flatt.

(c) Other than the transactions described in Item 3 herein, there have been no transactions by Mr. Flatt in the Class A Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

As previously disclosed, the class B shares of the Issuer (the “Class B Shares”) are held by a voting trust, and the voting interests in its corporate trustee are indirectly held as follows: (i) Mr. Flatt (40%), (ii) Mr. Brian Kingston (40%), and (iii) Messrs. Sachin Shah, Anuj Ranjan and Connor Teskey (20% in equal parts). The Class B Shares entitle the holders thereof to appoint one half of the board of directors of the Issuer. Additionally, all matters requiring shareholder approval must be approved by the holder of the Class B Shares. The trustee will vote the Class B Shares with no single individual or entity.

Item 7. Materials to Be Filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 8, 2021
	By:	/s/ Bruce Flatt
Name: Bruce Flatt